5321 Corporate Boulevard

Baton Rouge, LA 70808

February 17, 2021

BY EDGAR SUBMISSION

Securities and Exchange Commission

The Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron

Re:	LAMAR ADVERTISING CO/NEW

Form 10-K for the fiscal year ended December 31, 2019

Filed February 20, 2020

File No. 001-36756

Dear Mr. Efron:

This letter is submitted on behalf of Lamar Advertising Company (“Lamar”, the “Company”, “us” or “we”), in response to the comment provided to Lamar from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated February 3, 2021 (the “Letter”), relating to Lamar’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”). For your convenience, set forth below is the Staff’s comment followed by the Company’s response.

Form 10-K for the year ended December 31, 2019

Item 8 Financial Statements

(2) Revenue, page 58

1.	Please address the following with respect to your response to our prior comment:

•

Please provide us with a more detailed description of the design process for all revenue sources. Your discussion should include a description of the involvement of both the customer and the company in the design of the advertisement and the rights and obligations of each party. In your response, please address how you considered the guidance in ASC Topic 842-10-15-20b.

RESPONSE:

The Company operates outdoor advertising on billboards, logo signs, and transit advertising displays. The Company derives its net revenues from two distinct sources, production revenues and advertising space revenues.

In response to the Staff’s comment, we note that our production revenues consist of production services, which include the artistic design of billboard, logo, and transit advertisements for display and printing those advertisements on vinyl or logo plates for customers. In order to generate our production revenues, we employ full service art design and vinyl printing staff. A customer may contract with Lamar to only complete

February 17, 2021

art design and vinyl printing services. Production service customers may or may not contract with Lamar for advertising space on billboards, logo signs, on the sides of buses, or within airport terminals. Regardless of whether they do or do not contract with us for advertising space, at the conclusion of these production services, the design and/or printed vinyl is owned by the customer, so it is no longer Lamar’s asset. If the customer contracts with the Company for advertising space, at no point in the design or production process does the customer participate in the design of the advertising space (i.e. the billboard) it obtains from us to display the production. Our production services accounted for approximately 6% of our total net revenues for the year ended December 31, 2019.

The majority of the Company’s net revenues are derived from the sale of advertising space on billboards, logo structures, buses, benches and bus stop shelters and within airport terminals. These revenues are obtained by a customer contracting with Lamar, for Lamar to place their advertisement on a billboard, logo structure, bus, bench, bus stop shelter or within an airport terminal. As described in our prior response, our contract terms specify that the advertising customer is responsible for providing artwork and production that is both timely received and meets any copyright/trademark requirements, and the customer cannot change those during the contract period without Lamar’s agreement. In all cases, Lamar reserves the right to determine if the advertising copy and design are in good taste and meet its moral standards. Lamar reserves the right to reject or remove copy either before or after installation and to terminate the contract.

A customer’s design and production of their advertisement, as noted above, is unrelated to the design of the underlying identified asset (e.g. billboard or logo structure) on which we are contracting with the customer to allow placement of their advertisement. Because our customers have no input into the design of the identified asset, we have concluded that our contracts do not meet the criterion in ASC 842-10-15-20(b)(2), and are therefore not leases. Furthermore, we have considered that ASC 842-10-15-20(b)(2) applies only when the asset has been designed ‘in a way that predetermines how and for what purpose the asset will be used throughout the period of use.’ In our outdoor advertising scenarios, it is not the design of the asset (or specific aspects thereof) that predetermine how and for what purpose the asset will be used, it is the terms of the contracts with our customers, as explained in our prior response.

In circumstances where Lamar sells advertising space and production to a customer in a single contract and we have concluded the selling of space to a customer does not meet the definition of a lease, we considered the guidance in ASC 606-10-25-14. Through our analysis we noted that our contracts provide two distinct services, as described above, and are therefore separate performance obligations under ASC 606-10-25-14(a). The Company follows the requirements in ASC 842-10-15-30 for its agency advertising contracts with customers that meet the definition of a lease because of the customer’s right to change the advertising displayed (i.e. the customer’s right to direct and change how and for what purpose the identified asset is used throughout the period of use in accordance with ASC 842-10-15-24). Therefore, our production service and the lease are accounted for as separate components of the contract.

•

With respect to transit and airport advertising revenues, please clarify for us the nature of the arrangement that permits you to sell advertising space on the identified asset. Tell us whether you own and operate the identified asset, own a billboard attached to the identified asset or have entered into a contractual arrangement with the owner of the identified asset that allows you to display advertisements. If your ability to sell advertising space on the identified asset is derived from a contractual arrangement, please provide us with a summary of the typical terms of those contracts.

February 17, 2021

RESPONSE:

In response to the Staff’s comment, we note that Lamar enters into agreements with transit and airport authorities that allow Lamar to place advertising on transit or airport authority owned and operated assets. We place advertisements either directly on the identified transit or airport authority asset or within a frame affixed to the identified asset. These operating agreements are typically for a 3-5 year period. Our transit and airport agreements generally provide for payment to the municipality or authority on the greater of a percentage of revenues or a specified guaranteed minimum payment. Our costs determined by a percentage of revenues are expensed as incurred when related revenues are recognized, and our minimum guarantees are expensed over the term of the contract. Although each authority contract has some unique terms and conditions, the typical terms and conditions of these contracts which we considered relevant to our analysis regarding revenue and expense recognition and lease identification are outlined below.

•

Asset ownership and operation: The municipality owns and operates the assets upon which Lamar’s advertising will appear, including any frame(s) which Lamar may place on the identified asset for advertisement.

•

Identification of assets for advertising: The municipality is responsible for identifying the number of assets (for example, buses or bus stop shelters for transit authorities) or designated advertising spaces (for example, baggage claim carousels for airport authorities) that will be available to Lamar to install advertising.

•

Advertising contracts: Contracts between Lamar and its advertising customers are required to be on either uniform contracts or require standardized information in a form approved by the municipality. Copies of these contracts are to be provided to the municipality upon their execution.

•	Content approval: Lamar is required to provide the advertising to the municipality for final review and approval prior to installation on the municipality’s asset.
•	Maintenance: Lamar is responsible for all costs associated with installation, maintenance, restoration and removal of its advertising on the municipality’s assets.
•

Damages: Lamar is responsible for the costs of repairs (either through direct payment of those costs or reimbursement of costs to the municipality) in the event that the underlying asset is damaged during the installation or removal of the Company’s advertising copy.

•

Contract expiration/termination: Upon expiration of the contract between Lamar and the municipality, Lamar is required to assign and transfer open contracts to the municipality, including all installed advertising copy

To determine whether or not our agreements with municipalities should be accounted for as leases, we considered whether these spaces on, for example, the side of a bus, bus stop shelter or wall or ceiling of an airport terminal were separately identifiable assets from the side of the bus, bus stop shelter or the wall or ceiling of the airport terminal itself. We determined that the space for the placement of advertisements is not a physically distinct, identifiable asset as described in ASC 842-10-15-16. In each case:

•	The primary use of the identifiable bus, bus stop shelter or wall or ceiling is for a purpose other than advertising.
•

The space in question (e.g. the space on the side of the bus, on the side of the bus stop shelter or on the wall or ceiling) is not physically or mechanically separable from the side of the bus, wall of a bus stop shelter or wall or ceiling of the airport terminal itself.

February 17, 2021

In regard of these points, we acknowledge there is judgment, and considered interpretive guidance of the large accounting firms in undertaking our evaluation.1 In considering this guidance, we determined that Lamar’s rights to display advertising are generally only a minor portion of the economic benefits that derive from use of the larger asset. Therefore, the space where advertising is displayed is not an identified asset, and no lease exists because Lamar is not obtaining substantially all of the economic benefits from use of the larger, identified asset (e.g. the bus or bus shelter) in accordance with ASC 842-10-15-4(a).

From the perspective of our contracts with our transit and airport advertising customers, our determination that such contracts are not a lease is based on (1) the fact that we do not own the assets where we obtain rights to advertising space and (2) our lease identification conclusions above that we have determined our contracts with customers for transit-related advertising space do not include leases (or subleases) to our advertising customers.

*    *    *

We hope this letter is responsive to your comments and request for information. We acknowledge that the Company and management are responsible for the accuracy and adequacy of their disclosures. The Company’s goal is to address the comment in a manner that is acceptable to the Staff. If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (225) 926-1000.

Sincerely,

/s/ Jay L. Johnson

Jay L. Johnson

cc: Michelle Earley, Locke Lord LLP

[1]

Section 2.3.1.3 of the PwC’s Leases Guide, “Connecting the Dots – Arrangements Involving Rights to Use Portions of Larger Assets” in Section 3.3.2 of Deloitte’s “A Roadmap to Applying the New Leasing Standard”, Question 3.2.40 in KPMG’s Leases Handbook, and Section 2.3.3 of Grant Thornton’s “Navigating the guidance in ASC 842” Guide.